        VALNEVA SE
Terms and conditions of the 2022 Employee Stock Option Plan

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1. Preliminary statement
1.1The 2022 Employee Stock Option Plan governed by these Terms and Conditions (the “2022 ESOP”) is aiming at promoting the interests of Valneva SE (“Valneva” or “the Company”) by offering an incentive to the Beneficiary Employees (as defined below) to acquire shares in the Company. The objective is to motivate the employees, while allowing them to benefit from increases in the value of Valneva.
“Beneficiary Employee(s)” shall mean all individuals who, on the working day immediately preceding the Grant Date (as this term is defined in Section 3.2 below), (i) either have an active employment agreement with Valneva or one of its subsidiaries “Valneva Austria GmbH”, “Valneva Canada Inc.”, “Valneva Scotland Ltd.”, “Valneva Sweden AB”, “Valneva France SAS”, Valneva USA, Inc. or “Valneva UK Ltd.” (Valneva and its subsidiaries being collectively referred to herein as the “Group” and “active employment” meaning that work is being done and remuneration is being paid), or have an employment agreement with a Group entity and are on maternity or paternity leave, and (ii) belong to employee grade 13 or lower. Further, for US tax reasons, those employees who are US taxpayers shall be included in the 2022 ESOP and be Beneficiary Employees only if they also met the above-mentioned conditions on September 2, 2022 and have been continuously employed by the Group between September 2, 2022 and the working day immediately preceding the Grant Date.
“Beneficiary Employee(s)” shall however not include any individual who, on the working day immediately preceding the Grant Date, (i) is on termination notice with respect to his/her employment with a Group entity (whether on grounds of resignation, dismissal or mutual termination agreement), without continuous Group employment in another Group entity, or (ii) is on educational leave, or (iii) is in the legal situation of external workforce (e.g. as consultant, intern or trainee).
1.2    The Company voluntary grants stock options by way of this 2022 ESOP. Such grant shall not give rise to a legal right for the Beneficiary Employees to participate in a subsequent or similar plan. The 2022 ESOP shall not replace any employee stock option plan currently in effect.
2. Granting of Options
2.1    The Management Board shall have sole competence over the grant of stock options under the 2022 ESOP (the “Option(s)”). The Management Board shall determine the number of Options granted to each Beneficiary Employee and the Strike Price applicable to the subscription of each Share (as such terms are defined in Sections 3.1 and 3.9 below); this information will be provided on an individual basis, by means of a grant letter delivered to each Beneficiary Employee when the Options are granted.
2.2    The grant of Options to the Beneficiary Employees shall be free of charge. However, the exercise of Options is subject to all applicable fees, taxes and duties (see Section 8 below).
3. Exercise of Options
Conversion ratio
3.1    Subject to these Terms and Conditions (including the payment of the Strike Price and the possible adjustment provided for in Section 6.2), each Beneficiary Employee shall be entitled to convert one (1) Option into one (1) Valneva ordinary share (as referenced under ISIN FR0004056851, the “Share(s)”). All Shares resulting from the exercise of Options may be created by the Company through share capital increases, in accordance with French law.
Vesting of Options
3.2    Subject to the opening of an Exercise Period (as this term is defined in Section 3.3 below), one third (1/3) of the Options allocated to the Beneficiary Employees shall become exercisable after a period of twelve (12) months from the date such Options were granted by the Management Board of Valneva (the “Grant Date”), an additional one third (1/3) of the Options allocated to the Beneficiary Employees shall become exercisable after a period of twenty-four (24) months from the Grant Date and the remainder shall become exercisable after a period of thirty-six (36) months from the Grant Date. If one third of an allocation is not a whole number, it shall be rounded down for the two first tranches and rounded up for the last tranche.
Exercise periods
3.3    The Beneficiary Employees may exercise their Options only within specific time periods provided for that purpose (the “Exercise Period(s)”). Each Exercise Period will be announced by the Management Board of Valneva. Subject to any Lock-Up Period (as defined in Section 7.1 below), there will be up to four (4) Exercise Periods per calendar year, each of them lasting no longer than two (2) weeks. Employees included in any list of insiders will not be allowed to exercise Options, even though an Exercise Period is open.
3.4    The Company reserves the right to postpone, suspend or terminate any Exercise Period, in accordance with applicable laws and regulations.
3.5     Subject to Section 4 of these Terms and Conditions, any Option which was exercisable in an Exercise Period (as per Section 3.2 above), but was not exercised during that Exercise Period, can be exercised by the relevant Beneficiary Employee during any of the following Exercise Periods.
3.6    In the event of a Change of Control (as defined below), all outstanding Options shall become exercisable, and an Exercise Period shall immediately begin, at the time the Change of Control is effective (this process being hereinafter referred to as the “Acceleration”). However, the Company shall retain the right to purchase and/or cancel the concerned Options or Shares with a cash settlement (in accordance with Section 4.5 below), provided that the same value per Share paid in the take-over transaction is applied for calculating the cash compensation amount.
    For the purposes of this Section 3.6, “Change of Control” means a transaction by which a single party, or two or more parties acting in concert, take over more than fifty percent (50%) of the outstanding voting rights of the Company (be it through an acquisition, merger or transfer of essentially all of the assets of the Company).
Declaration of exercise
3.7    The Beneficiary Employees shall exercise their Options by sending a duly completed and signed form to the external services provider managing the plan on behalf of the Company (the “Plan Manager”). This form may be sent as an original or electronically.
3.8     The exercise of Options shall be deemed in time insofar as the form referred to in Section 3.7 above is received by the Plan Manager at the earliest on the first day of the relevant Exercise Period, and no later than 5 p.m., Paris time, on the last day of such Time Frame. Any form received by the Plan Manager outside this period will be void. In such a case, the relevant Beneficiary Employee may exercise his/her Options during a subsequent Exercise Period, if he/she so wishes (subject to Section 4 below).
Payment of Shares - Strike Price

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3.9    The “Strike Price” shall be the amount that each Beneficiary Employee is required to pay at the time of exercising his/her Options, in order to receive the underlying Shares.
Subject to Section 6.2 below, the Strike Price under the 2022 ESOP shall be equal to the higher of (i) one hundred percent (100%) of the volume-weighted average price of the Company's shares on Euronext Paris over the period of twenty (20) trading days immediately preceding the Grant Date, and (ii) one hundred percent (100%) of the average closing price of the Company's shares on Euronext Paris over the period of twenty (20) trading days immediately preceding the Grant Date.
3.10    The Strike Price must be received in full by the Company (via the Plan Manager) no later than the last day of the relevant Exercise Period.
3.11    By paying the full Strike Price, the Beneficiary Employee shall become the beneficial owner of the resulting Shares at the latest on the last day of the relevant Exercise Period, even though the Shares are held by a custodian on behalf of such Beneficiary Employee.
3.12    Notwithstanding Sections 3.10 and 3.11 of these Terms and Conditions and subject to the provisions of Section 7.1 below, the Company may, in its sole discretion and so long as the 2022 ESOP is managed by a Plan Manager, allow the Beneficiary Employee to exercise his/her Options and immediately sell the resulting Shares, without making any initial payment for the Strike Price. In such a case, it is understood that (i) the Plan Manager shall deduct the Strike Price and any applicable costs, fees and withholding taxes from the selling price, and (ii) if the selling price falls short of the Strike Price and such costs, fees and taxes, the Beneficiary Employee shall pay for the difference.
Delivery of Shares
3.13    Provided that all applicable fees, taxes and duties have been paid, the Beneficiary Employee shall receive his/her Shares within (20) twenty trading days following the end of the relevant Exercise Period.
4. Validity period of Options - Lapse
4.1    The Options may be exercised within a period ending on the tenth (10th) anniversary of the Grant Date. All Options not exercised by that time shall lapse without compensation.
4.2    Upon termination of employment with a Group entity (whether on the grounds of resignation, dismissal, mutual termination agreement or retirement), without continuous Group employment in another Group entity, the Options of the leaving Beneficiary Employee shall lapse without compensation. Notwithstanding the foregoing, a leaving Beneficiary Employee shall retain the right to exercise those Options which were exercisable prior to termination of employment, (i) only during the first Exercise Period which will immediately follow termination of employment, and (ii) on condition that the Company had already opened an Exercise Period under the 2022 ESOP prior to such termination of employment.
For the avoidance of doubt, any leave of a Beneficiary Employee on grounds of (i) maternity/paternity, (ii) education, or (iii) sickness, shall not be considered as termination of employment provided that the relevant employment agreement is only suspended for the duration of the leave and becomes automatically effective again when the Beneficiary Employee is back at work.
4.3    In the event of a Beneficiary Employee’s death, all granted Options not exercisable prior to the date of death shall lapse without compensation. However, any exercisable Options may be exercised pursuant to Section 5.2 below.
4.4    In the event that insolvency proceedings are initiated with respect to the Company, or the Company becomes insolvent, all Options shall lapse without compensation.
4.5    The Company may also cancel an Option (i) pursuant to Section 3.6 above, (ii) through substitution of economically equivalent options, or (iii) if the legal form of the Company changes. In the case of a transaction referred to in Section 3.6 or a change in the legal form of the Company, any exercisable Option with a Strike Price higher than the then-current Valneva’s share price (or, in the event of Change of Control, than the value per share paid in the take-over transaction) shall lapse without compensation. In addition, any acquisition, merger or transfer of essentially all of the assets of the Company which does not result in a Change of Control shall not trigger Acceleration, but may give rise to replacement of the Options by options in the successor company.
4.6    In the event of expiration or lapse of Options, the Company shall not be required to inform the relevant Beneficiary Employees nor to take any other action, and the Beneficiary Employees shall have no right to any compensation.
5. Unassignability of Options
5.1    The Options granted to the Beneficiary Employees under the 2022 ESOP shall not be transferable, negotiable or eligible as collateral, except through transfer by death (i.e. disposition by will or law).
5.2    The Options may only be exercised personally by the Beneficiary Employee during his/her lifetime or by his/her legal representative. During the six (6)-month period immediately following the date of death of a Beneficiary Employee, only his/her heir or the legal representative of the heir, in each case as identified by corresponding documentation submitted to the Company, may declare the exercise of all remaining exercisable Options. The Options shall be deemed immediately exercised if an Exercise Period is opened at the time of the declaration. If there is no Exercise Period opened at the time the exercise is declared, the Options shall be deemed exercised during the first day of the Exercise Period directly subsequent to the declaration. The Shares so received may be further assigned, subject to these Terms and Conditions and any applicable statutory and regulatory provisions.
6. Shareholder’s rights
6.1    Before the Company actually awards the Shares, the Beneficiary Employee shall have no shareholder right in connection with these Shares, and in particular no right to receive dividends. Following the award of the Shares pursuant to these Terms and Conditions, the shareholder rights associated with the Shares, including the right to receive dividends, shall be subject to applicable laws and regulations.
6.2    If the Company proceeds with any of the financial transactions listed in Article L. 228-99 of the French Commercial Code, the rights of Beneficiary Employees shall be protected in accordance with that Article, which may result in a change in the conversion ratio and/or the Strike Price.
7. Disposal of Shares

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7.1    The Beneficiary Employees may freely dispose of the Shares received following exercise of the Options. This shall not apply during a period of trading restriction (the “Lock-up Period”), which may be set forth at the Company’s discretion as a result of the then current Company policies dealing with insider information and stock trading by employees and directors.
During a Lock-up Period, the Beneficiary Employee shall not sell nor dispose of its Shares in any way whatsoever, including by means of collateralization or derivative transactions (e.g. options, futures).
8. Fees, taxes and duties
8.1    The Company shall bear all 2022 ESOP set-up and management costs.
8.2    All fees, expenses, taxes and mandatory contributions relating to securities transactions, including the cash settlement option set out in Section 3.12 above, shall be borne by the relevant Beneficiary Employee. If a Group entity is required to withhold and pay the taxes and duties owed by a Beneficiary Employee to the tax authorities, such Beneficiary Employee shall, pursuant to Section 3.13 above, pay the corresponding amount to that entity before the Shares are transferred to a securities account designated for this purpose and held by a licensed bank.
The Beneficiary Employees shall further bear all expenses for personal advice, in particular with respect to legal or tax matters.
9. Miscellaneous
9.1    These Terms and Conditions have been drawn up in French and English. In the event of a conflict between the French and the English version, the English version shall prevail.
9.2    All rights and obligations under the 2022 ESOP shall be governed by French law.
9.3    All disputes shall be submitted to the Paris Commercial Court (France).
9.4    The Company shall have the right to terminate or amend the 2022 ESOP at any time, subject to applicable laws and regulations.

VALNEVA SE

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